

Mail Stop 3628

May 1, 2009

By Facsimile and U.S. Mail

Kevin C. Tang
Tang Capital Partners, LP
4401 Eastgate Mall
San Diego, CA 92121

> **Re: Penwest Pharmaceuticals Co.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed by Tang Capital Partners, LP et al. on April 30, 2009**
> **File No. 001-34267**

Dear Mr. Tang:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Important Notice Regarding the Availability of Proxy Materials…, page 4

1. Please revise to provide the website address. Refer to Rule 14a-16 and Exchange Act Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf

Proposal 1—Election of Directors, page 11

2. We note that in the soliciting material that you filed on April 22, 2009, you state that Mr. Edelman was never informed by Penwest that he would be one of its nominees and first learned of this nomination from the preliminary proxy statement. Please reconcile this statement with the disclosure in Penwest's proxy statement that Mr. Edelman submitted a written consent to be nominated and to be named as a nominee in the Penwest proxy statement.

The Participants' Transactions in the Company's Securities, page 23

3. Please continue to update this section.

Form of Proxy

4. Please revise to indicate the color of the proxy card.

5. We note that you will propose 3A or 3B but not both. Please revise the proxy card to state whether any matter is related or conditioned upon the approval of other matters. Refer to Rule 14a-4(a)(3).

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to Scot Foley at (202) 551-3383 or to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Ethan Christensen, Esq.
   Cooley Godward Kronish LLP